Vestas

Company announcement from Vestas Wind Systems A/S




07024184

Randers, 4 June 2007
Company announcement No. 25/2007

Previously announced patent case with Enercon GmbH/Mr Aloys Wobben expanded to Ireland

Enercon GmbH/Mr Aloys Wobben has expanded the patent case regarding grid connection, in among other things mentioned in Stock exchange announcement No. 15/2007 of 12 April 2007, to comprise Ireland.

For the time being there are no further comments.

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, or to Peter Wenzel Kruse, Vice President of Communication & IR at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S